Filed pursuant to Rule 253(g)(2)

File No. 024-10722

OFFERING CIRCULAR

DATED JULY 17, 2017

SONDORS, INC.

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(310) 487-4889

www.sondors.com

Up to 3,333,333 shares of our Common Stock, par value $0.0001 (“Common Stock”), at a price of $15.00 per share.

SEE “SECURITIES BEING
OFFERED” AT PAGE 22

Sondors, Inc. is offering a maximum of 3,333,333 shares of Common Stock on a “best efforts” basis without a minimum investment target. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)
Per share:	$15.00	$0.00	$15.00
Total Maximum:	$49,999,995	$0.00	$49,999,995

(1)	Sondors does not intend to use commissioned sales agents or underwriters.

(2)	Does not include expenses of the offering, including, but not limited to, costs of blue sky compliance, or costs of posting offering information on StartEngine.com, which offering expenses are estimated to be $1,126,920, if this offering is fully subscribed. See “Plan of Distribution”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Common Stock.

These are speculative securities. Investing in our Common Stock involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4.

Sales of these securities will commence on approximately August 16, 2017.

We are following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the term “Sondors Sales” or “the company” refers to Sondors, Inc, a Delaware corporation..

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Offering Circular Summary highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SUMMARY

The Company

Sondors, Inc., a Delaware corporation, was formed to market and sell an existing line of electric bikes under the SONDORS brand (herein after “SONDORS”), and may design, market and sell new electric bike models, in the United States and abroad, pursuant to a royalty free license granted by Sondors Global, LLC which holds the patents, trademarks and other intellectual property for SONDORS electric bikes. An existing operating California company with a like name, Sondors, Inc. (“Sondors Manufacturing”), which was previously in the business of marketing and selling SONDORS electric bikes, components and accessories, has ceased its marketing and sales activities, however, will continue to develop and manufacture SONDORS electric bikes, components and accessories.

The Offering

We are offering up to 3,333,333 shares of Common Stock for $15.00 per share. The number of authorized shares is 20,000,000.

The proceeds of this offering will be used primarily to scale out our sales operation.

The minimum investment is $495.00 (33 shares).

RISK FACTORS

Investing in our shares involves risk. In evaluating the company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.

We are offering common stock in the amount of up to $49,999,995 in this offering, but may sell much less. If we cannot raise substantially all of the funds we are seeking to raise in this offering, for whatever reason, including reasons outside our control, such as a significant downturn in the economy, we may not be able to meet our development objectives or survive. Even if we are successful in selling all of the common stock being offered in this offering, our proposed business may require significant additional capital infusions, before we can achieve profitability.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. This raises substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2017, we intend to fund our operations and expansion through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

We have a limited operating history and have yet to earn a profit, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, limited operating history, and minimal operating revenue to date. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future. We are engaging in an offering under Rule 506(c) to sell 666,666 shares of common stock for $15.00 per share. As a result of these additional offerings, your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our long-term success will be dependent upon our ability to achieve market acceptance of our electric bikes.

Although SONDORS electric bikes have previously penetrated the electric bike market, there is no guarantee that our electric bikes or any of our future models will be successfully accepted by the general public in the future. There is no guarantee that demand for our electric bikes will meet our expectations.

We depend on key personnel and consultants.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Storm Sondors. Our inability to recruit additional talent in the future, or the loss of services of any key personnel or consultants, may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel or consultants we require to market and sell our electric bikes, and conduct our proposed operations. In addition, Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors Electric Car Company, a Delaware corporation, which is in the business of designing, marketing and selling electric automobiles. If circumstances arise in which Mr. Sondors is required to spend substantially more time attending to matters related to the operation of Sondors Electric Car Company, it could adversely effect our business.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations, could substantially harm our business and operating results.

Many countries have enacted laws to regulate the use and manufacture of electric bikes, which we will need to comply with to market and sell our electric bikes. In the United States, the U.S. Consumer Product Safety Act (the “CPSA”) provides that electric bikes meeting the definition of low-speed electric bicycles are considered consumer products, and are subject to safety guidelines and standards established by the Consumer Product Safety Commission. The CPSA defines a "low speed electric bicycle" as a two or three wheeled vehicle with fully operable pedals, a top speed when powered solely by the motor under 20 mph (when operated by a rider weighing 170 pounds), and an electric motor that produces less than 750 W (1.01 hp). Commercially manufactured electric bikes exceeding these power and speed limits are regulated by the federal Department of Transportation and the National Highway Traffic Safety Administration, and are subject to significantly more stringent regulations related to, among other things, vehicle safety, fuel economy, emissions control and noise control. To date, SONDORS electric bikes fall within the definition of “low speed electric bicycle,” and are therefore governed by the less stringent CPSA. We are also subject to laws and regulations applicable to the manufacture, import, sale and service of consumer products internationally. For example, we will be required to meet specific safety standards that may be materially different from U.S. requirements, which may require additional investment into our electric bikes to ensure regulatory compliance. Our failure to comply with the CPSA and the applicable laws of other countries in which we sell our electric bikes, could materially negatively impact our business, prospects, financial condition and operating results. In addition, we may need to comply with regulations applicable to consumer products after they enter the market, including foreign reporting requirements and recall management systems. We will incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our electric bikes or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our electric bikes or certain components; or
•	establish and maintain alternative branding for our products and services.

We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties. In addition, under our license agreement with Sondors Global, LLC, we are required to, at our expense, prosecute third parties violating the intellectual property rights on which we rely, and defend against claims that such intellectual property infringes on the rights of third parties. Any lawsuits could be expensive, time consuming and distract management’s attention from our core operations.

Manufacturing internationally may cause problems and present risks.

Our electric bikes or certain components are currently and will likely continue to be manufactured internationally. There are many risks associated with international business.  These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur.  A failure to successfully mitigate any of these potential risks could damage our business.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Because our electric bikes are manufactured internationally, and we may sell a substantial portion of our electric bikes abroad, our operating costs may be subject to fluctuations in foreign currency exchange rates. If the U.S. dollar weakens against the foreign currencies in which we denominate certain of our trade accounts payable, fixed purchase obligations and other expenses, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

We do not own our intellectual property.

We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Sondors Global, LLC, a California limited liability company which is wholly owned by Storm Sondors, our sole officer and director, and majority shareholder. In addition, any future improvements to our existing patents, trade secrets, and technology shall be owned by Sondors Global, LLC. Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights.

We rely on a license agreement to conduct our business.

We have a royalty free license to use certain trademarks, copyrights and other intellectual property rights from Sondors Global, LLC, including, but not limited to, the right to use the "Sondors" trademark to brand our ebikes. If we were to default under the license agreement and lose our ability to use these trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment. In addition, Sondors California has a license to use certain patents and other intellectual property rights from Sondors Global, LLC, including, but not limited to, the right to use certain patents in the manufacturing of our ebikes. If Sondors California were to default under the license agreement and lose its ability to use such patents and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

If we are unable to adequately control the costs associated with operating our business, including our product costs, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of product cost, or costs of marketing, selling and distributing our electric bikes relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the manufacture, marketing and sales of our electric bikes. There can be no assurances that our costs of producing and delivering our electric bikes will be less than the revenue we generate from sales or that we will ever achieve a positive gross margin on sales.

If our electric bikes fail to perform as expected, Sondors Manufacturing or us may have to recall products and our ability to develop, market and sell our electric bikes could be harmed.

Our electric bikes may, in the future, contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we and/or Sondors Manufacturing will not be required to recall products in the future. There can be no assurance that any defects in the electric bikes will be detected and fixed prior to their sale to consumers. Any product defects or any other failure of our electric bikes to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Sondors Manufacturing will be dependent on its suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our electric bikes at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

Sondors Manufacturing, which currently manufactures our electric bikes, will be dependent on its suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our electric bikes at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. While we believe that Sondors Manufacturing will be able to establish alternate supply relationships, it may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in electric bike deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our electric bikes, which would have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Liquidity.

There is no formal marketplace for the resale of our securities. Shares common stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our common stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment for some time.

A majority of our common stock is owned by Storm Sondors, whose interests may differ from those of the other stockholders.

As of the date of this Offering Circular, Storm Sondors, our sole officer and director, owns 100% of the shares of our issued and outstanding common stock. Assuming all of the shares of common stock being offered in this Offering and the Rule 506(c) offering for $9,999,990 are sold, he will own a majority of the shares of our issued and outstanding common stock. Therefore, Mr. Sondors will be able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

There is no current market for our shares.

There is no established public trading market for the resale of our Common Stock, however, we do not have plans to apply for or otherwise seek trading or quotation of our Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Common Stock as collateral.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low (collectively, we refer to the founders and early private placement investors as the “Primary Investors”). Later in its development, when the business seeks cash investments from new, unrelated investors, like you, the new investors often pay a higher price for their shares than the price paid by the Primary Investors. This means that the book value per share of the Common Stock you purchase is diluted because the book value per share of all the shares is the same, but you paid more for your shares than the Primary Investors paid for their shares.

The following tables compare the price that investors in this offering will pay for their shares assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering with the effective cash price paid by the Primary Investors. The tables below do not include any shares we may issue in our Rule 506(c) offering of up to 666,666 shares of common stock in exchange for $15.00 per share.

25% or $12,499,999

	Shares Purchased		Total Consideration		Avg Price
	Number	Percent	Amount	Percent	Per Share
Founder	6,583,335	88.764%	$658	0.005%	$0.0001
New Investors	833,333	11.236%	$12,499,999	99.995%	$15.0000
TOTAL	7,416,668	100.000%	$12,500,657	100.000%	$1.6855

50% or $24,999,998

	Shares Purchased		Total Consideration		Avg Price
	Number	Percent	Amount	Percent	Per Share
Founder	6,583,335	79.798%	$658	0.003%	$0.0001
New Investors	1,666,667	20.202%	$24,999,998	99.997%	$15.0000
TOTAL	8,250,002	100.000%	$25,000,656	100.000%	$3.0304

75% or $37,500,000

	Shares Purchased		Total Consideration		Avg Price
	Number	Percent	Amount	Percent	Per Share
Founder	6,583,335	72.477%	$658	0.002%	$0.0001
New Investors	2,500,000	27.523%	$37,500,000	99.998%	$15.0000
TOTAL	9,083,335	100.000%	$37,500,658	100.000%	$4.1285

100% or $49,999,995

	Shares Purchased		Total Consideration		Avg Price
	Number	Percent	Amount	Percent	Per Share
Founder	6,583,335	66.387%	$658	0.001%	$0.0001
New Investors	3,333,333	33.613%	$49,999,995	99.999%	$15.0000
TOTAL	9,916,668	100.000%	$50,000,653	100.000%	$5.0421

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2014 Bob, invests $20,000 for shares that represent 2% of a company valued at $1 million.

·	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Bob now owns only 1.3% of the company but his stake is worth $200,000.

·	In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Bob now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

We are offering a maximum of 3,333,333 shares of Common Stock on a “best efforts” basis.

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.sondors.com, to provide notification of the offering. Persons who desire information will be directed to www.StartEngine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in Regulation A Offerings.

We will pay StartEngine for its services in hosting the offering of the shares on its online platform. This compensation consists of for each month for the duration of the offering, (i) $20,000 in cash; and (ii) a warrant to purchase that number of shares of Common Stock determined by dividing (A) $20,000, by (B) 30% of $15.00 (the issue price to the investors). Start Engine does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying a broad selection of issuers listed on the platform.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the startengine.com website.

We are offering our securities in all states other than Texas, Florida, Arizona, New Jersey and North Dakota. If we make arrangements with a broker-dealer to sell into these states, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, we will accept tenders of funds to purchase the shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, the escrow agent, and will be transferred to us upon closing. A closing will occur each time we accept funds (after the first closing, directly from the investors). Upon closing, funds tendered by investors will be made available to us for our use.

Process of Subscribing

Prospective investors who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from StartEngine indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. The subscription agreement can only be completed on www.StartEngine.com. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may transfer funds for the subscribed amount in accordance with the instructions stated in the subscription agreement. We have agreed to pay FundAmerica LLC, a technology service provider, and Prime Trust, an escrow company, and an affiliate of FundAmerica LLC, (i) a one-time escrow fee of $500, (ii) $45 for bad actor checks per US person, (iii) a service set up and license fee of $500 per month, (iv) a monthly escrow fee of $25, (v) an accounting and system API license fee of $12.50 per transaction, (vi) $2 per domestic investor for anti-money laundering checks, and $5 for Canadian and United Kingdom Investors (up to $60 for other international investors), (vii) a cash management fee of 0.0025% of funds processed, and (viii) any applicable fees for fund transfers (ACH $0.50, check $10, wire $15 or $35 for international). FundAmerica Stock Transfer LLC, an affiliate of FundAmerica LLC, will serve as transfer agent to maintain stockholder information on a book-entry basis and will charge $25 per month.

USE OF PROCEEDS

We estimate that, at a per share price of $15.00, the net proceeds from the sale of the 3,333,333 shares in this offering will be approximately $48,873,075, after deducting the estimated offering expenses of approximately $1,126,920 (including, payment to StartEngine, FundAmerica LLC, Prime Trust, marketing, other legal and accounting professional fees and other expenses). In estimating fees due, we have assumed an average investment size of $1,200, which corresponds to the approximate average investment size for investors on Startengine.com investing in Regulation A+ offerings.

The table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering. There is no guarantee that we will be successful in selling any of the Common Stock we are offering.

	25%	50%	75%	100%
Common stock sold	833,333	1,666,667	2,500,000	3,333,333
Gross proceeds	$12,499,999	$24,999,998	$37,500,000	$49,999,995
Offering expenses	$528,326	$727,857	$927,389	$1,126,920
Net proceeds to the company	$11,971,673	$24,272,141	$36,572,611	$48,873,075

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering. All amounts listed below are estimates.

	25%	50%	75%	100%
Marketing	$850,000	$1,700,000	$2,550,000	$3,600,000
eCommerce Operations	$1,100,000	$2,200,000	$3,300,000	$4,600,000
Warehousing Operations	$1,100,000	$2,200,000	$3,300,000	$4,600,000
Customer Service Operations	$300,000	$600,000	$900,000	$1,500,000
Salaries and General Admin	$1,300,000	$2,600,000	$3,900,000	$5,500,000
Showroom Development	$3,300,000	$6,600,000	$12,900,000	$16,000,000
Rental Location Development	$650,000	$1,300,000	$1,950,000	$2,800,000
Professional Fees	$350,000	$700,000	$1,050,000	$1,500,000
Working Capital	$3,021,669	$6,372,140	$6,722,611	$8,773,075
TOTAL	$11,971,669	$24,272,140	$36,572,611	$48,873,075

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including "Risk Factors," "Use of Proceeds" and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Overview

Sondors, Inc., a Delaware corporation (“Sondors Sales”), incorporated on March 15, 2017, is engaged in the business of marketing and selling an existing line of electric bikes under the SONDORS brand (herein after “SONDORS”), and may design, market and sell new ebike models, in the United States and abroad, pursuant to a royalty free license granted by Sondors Global, LLC which holds the patents, trademarks and other intellectual property for SONDORS electric bikes.

An existing operating California company with a like name, Sondors, Inc. (“Sondors Manufacturing”), which was previously in the business of manufacturing, marketing and selling SONDORS electric bikes, components and accessories, has ceased its marketing and sales activities, however, will continue to service its existing customers. In addition, pursuant to a license granted by Sondors Global, LLC, Sondors Manufacturing shall continue to develop, procure, and as necessary, manufacture SONDORS electric bikes, components and accessories for sale exclusively to us, in exchange for cost plus up to 5% to cover overhead expenses. This allows us to focus on expanding the SONDORS brand into new markets and audiences while Sondors Manufacturing will be solely responsible for manufacturing and procurement strategies. Sondors Manufacturing and Sondors Global, LLC, are wholly owned by Storm Sonders, our sole officer and director. In addition, Mr. Sondors serves as the sole officer and director of Sondors Manufacturing, and as the sole manager of Sondors Global, LLC.

A highly-skilled specialist in design and manufacturing, Storm Sondors, our sole officer and director, wanted to create an affordable electric bike for the masses. In 2015, he launched his first crowdfunding campaign for SONDORS electric bikes and was able to attract worldwide attention, leading to the sale of more than 20,000 SONDORS electric bikes.

Principal Products

We deliver premium electric bikes to the public through a unique made-on-demand model provided by Sondors Manufacturing, and offer three different electric bike models:

SONDORS Original Fat Tire Bike

The SONDORS brand is best known for its Fat Tire Bike. With custom tires measuring 26 x 4.9 inches, this bike is designed for conquering difficult terrain like sand, dirt, or snow.

The Original Fat Tire Bike comes with an LCD screen for five-speed electronic pedal assist and is priced at $598. Customers have the option to customize the bike, with upgrades such as:

●	Additional color options
●	Aluminum frame
●	Suspension fork

SONDORS Thin

The SONDORS Thin has a sleek design, including a lightweight aluminum frame and thin tires. Like the Fat Tire Bike, the Thin comes with an LCD screen for five-speed electronic pedal assist, and is priced at $598. Thin customizations include upgrade options similar to the Fat Bike.

SONDORS Fold

The newest bike in the SONDORS line is called the Fold and is designed for travel. As the name suggests, the bike can fold and become much more compact for storage in small spaces.

For the Fold, Sondors Manufacturing developed a forged process to create an aluminum folding frame instead of standard tube and welding construction. This allows the battery to be built into the frame. With this design, we hope to be the first ever mass produced folding bike with a 48 volt battery providing more torque and a longer distance to consumers.

The Fold became available for purchase in May 2017. Similar to other product offerings, the Fold comes with an LCD display for five-speed electronic pedal assist, all-terrain fat tires, and three proprietary lithium-ion battery options.

Sales Model

SONDORS electric bikes are sold exclusively online through a distribution model that allows customers to choose specific options at the point-of-sale. Because the electric bikes are made to order and then delivered directly to the customer, costs can be reduced by eliminating the middleman and cutting the cost of warehouse inventory. These savings mean that our electric bikes are much more affordable than many of our competitors’ bikes.

Manufacturing, Production & Procurement

The manufacturing process starts with the components of the electric bikes and is the responsibility of Sondors Manufacturing. CEO Storm Sondors is committed to using high quality established name brand parts in SONDORS electric bikes. Sondors Manufacturing has relationships with some of the largest bike suppliers in the world, including, suppliers such as:

●	Samsung
●	Panasonic
●	Bafang Motors
●	Kenda Tires
●	Shimano Components

Sondors Manufacturing uses a contract manufacturing model to manufacture SONDORS electric bikes. This is an important and distinguishing factor for us, which allows us to keep costs low. While Sondors Manufacturing does not own the factories, Sondors Global, LLC, has many proprietary processes, used to mass produce high quality bikes efficiently, and factories can be reconfigured to meet demand.

Quality is of the utmost importance to us. In addition to using high quality components, Sondors Manufacturing uses motorcycle grade packaging to ship SONDORS electric bikes and directly oversees every step in the engineering, design, and quality control process.

Marketing / Business Development

The SONDORS brand is fortunate to have a very passionate fan base and a strong presence on social media, especially Facebook, where electric bike owners can talk with each other and share their experiences. We believe this is due in large part to filling the demand for high quality, affordable electric bikes, and the manner in which the SONDORS brand has embraced crowdfunding and brought customers along on the journey of its growth. Digital marketing and traditional advertising are certainly important to us, however we believe the growing community and engagement around SONDORS electric bikes has greatly impacted the growth of the brand.

More than 20,000 SONDORS electric bikes have been sold in 42 countries, most of which have been sold in the United States. Looking forward, we see tremendous opportunity to grow Sondors Sales internationally and better serve electric bike markets in Europe, India, and China. We intend to create ecommerce sites in multiple languages that provide an interactive and informative experience for consumers, and lead to sales in countries where demand for electric bikes is high.

SONDORS Showrooms

As we raise capital and expand our sales and marketing operations, we plan to open 100-300 small showrooms in highly trafficked areas. This will allow us to curate an experience for potential customers to learn about SONDORS bicycles and electric transportation possibilities. The showrooms will also allow for:

●	Tactical experience. Potential customers do not currently have an easy way to experience our electric bicycles before ordering online. Having small showrooms will give them a chance to see and try them in person before they purchase.
●	Education. The electric bicycle market is growing, but there are many people who have never purchased or ridden one. Our showrooms will be a great place to educate potential customers on the design of our electric bikes and the components we use.
●	Advertising/Branding. By having our own showrooms, we can increase the exposure of the SONDORS brand. And by placing these showrooms in highly trafficked areas, we hope to spread the word far and wide.
●	Cost savings. By having an intimate showroom, with no inventory, we can educate and inspire the customer to purchase, without the added cost of square footage and storage.

SONDORS Rental Centers

In addition to small showrooms, we also plan to open rental centers that allow customers to experience SONDORS electric bicycles by the hour, day or week. Our first pilot store opened in Costa Rica on April 3, 2017, and we hope to expand rental operations into several countries that support green technologies.

By hand picking popular vacation locations, our goal is to provide year round rental opportunities that are not just seasonal. This provides us the opportunity to serve tourists who are looking for affordable and eco-friendly ways to travel around the area but also access customers who will likely have the disposable income to purchase SONDORS bikes when they return home.

Management

Information about our management can be found in “Directors, Executive Officers and Significant Employees”.

Employees

We have no employees, and rely on the services of various independent contractors.

Government Regulation

Many countries have enacted laws to regulate the use and manufacture of electric bikes, which we need to comply with to market and sell our electric bikes. In the United States, the U.S. Consumer Product Safety Act (the “CPSA”) provides that electric bikes meeting the definition of low-speed electric bicycles are considered consumer products, and are subject to safety guidelines and standards established by the Consumer Product Safety Commission. The CPSA defines a "low speed electric bicycle" as a two or three wheeled vehicle with fully operable pedals, a top speed when powered solely by the motor under 20 mph (when operated by a rider weighing 170 pounds), and an electric motor that produces less than 750 W (1.01 hp). Commercially manufactured electric bikes exceeding these power and speed limits are regulated by the federal Department of Transportation and the National Highway Traffic Safety Administration, and are subject to significantly more stringent regulations related to, among other things, vehicle safety, fuel economy, emissions control and noise control. To date, SONDORS electric bikes fall within the definition of “low speed electric bicycle,” and are therefore governed by the less stringent CPSA.

We are also subject to laws and regulations applicable to the manufacture, import, sale and service of consumer products internationally. For example, we will be required to meet specific safety standards that may be materially different from U.S. requirements, which may require additional investment into our electric bikes to ensure regulatory compliance. Our failure to comply with the CPSA and the applicable laws of other countries in which we sell our electric bikes, could materially negatively impact our business, prospects, financial condition and operating results. In addition, we may need to comply with regulations applicable to consumer products after they enter the market, including foreign reporting requirements and recall management systems.

Competition

The worldwide electric bike market, is highly competitive today and we expect it will become even more so in the future. We face strong competition from established bicycle manufacturers such as Pedego, Volt and Electrobike.

Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Many of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, many of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for electric bikes. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability and safety. Increased competition may lead to lower unit sales and increased inventory, which may result in a downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new bikes that compete with or surpass the quality, price or performance of our bikes, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Intellectual Property

We rely on a combination of trademarks, trade secrets and patents, to establish and protect our intellectual proprietary rights, and may, in the future, file additional patents and trademarks.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

OUR PROPERTY

We do not own any real estate or significant assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in Delaware on March 15, 2017. We were formed to market and sell the existing line of SONDORS electric bikes and may design, market and sell new models, pursuant to a royalty free license granted by Sondors Global, LLC which holds the patents, trademarks and other intellectual property for SONDORS electric bikes. We purchase our electric bikes, components and accessories from an affiliated entity, Sondors, Inc., a California corporation (“Sondors Manufacturing”), for cost plus up to 5%. Sondors Manufacturing was previously in the business of manufacturing SONDORS electric bikes, components and accessories, and marketing and selling SONDORS electric bikes, components and accessories, however, has ceased marketing and selling activities. Sondors Manufacturing has a license from Sondors Global, LLC, to manufacture SONDORS electric bikes.

Results of Operations

We recently began marketing and selling our electric bikes, and have therefore generated minimal revenue.

Liquidity and Capital Resources

To date, our operations have been funded through capital provided by our director and officer. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

We are seeking to raise $49,999,995 through this offering. Assuming we meet our funding goals, we believe we will be able to sustain our operations until we achieve profitability.

Plan of Operations

We plan to market and sell our electric bikes primarily online. As described above, we also intend to open showrooms to market and sell our electric bikes.

Our key milestones include the following:

May 2017 – February 2018

●	Increase ecommerce presence and sales in Europe, Asia, India, and Australia.
●	Expand operations logistics for shipping and warehousing
●	Establish localized customer support operations internationally

March 2018 – May 2020

●	Increase ecommerce presence and sales in New Zealand, Africa, Central and South America.
●	Continue expanding operations logistics for shipping and warehousing
●	Continue to increase localized customer support operations into new locations internationally
●	Open our first 100 SONDORS Showrooms
●	Open our first 20 SONDORS Rental Locations

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Executive Officers:
Storm Sondors	Chief Executive Officer, President, Treasurer & Secretary	43	March 15, 2017	NA
Director:
Storm Sondors	Director	43	March 15, 2017	NA

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as our sole officer and director since our inception. Since August 2016, he has also served as the sole officer and director of Sondors Electric Car Company, a Delaware corporation, which is designing and intends to manufacture, market and sell an electric car. Since June 2015, he has also served as sole officer and director of Sondors, Inc., a California corporation, which previously designed, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for electric bikes, and which currently manufactures our electric bikes. Between March 2017 and the present, Mr. Sondors has served as the sole manager of Sondors Global, LLC, a California limited liability company, which owns the intellectual property related to our electric bikes. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a California corporation, which previously designed, developed, produced and marketed various consumer products, including electric bikes.

Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors Electric Car Company, which is in the business of designing, marketing and selling electric automobiles.

We have engaged a team of experienced and world-renowned engineers, marketing personnel and managerial staff to further our business operations, however, we currently have no employees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date our executive officers and directors have not received cash compensation. As currently contemplated, our CEO does not intend to take any salary until we are profitable.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of May 1, 2017, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Common Stock	Storm Sondors, 23823 Malibu Road, Suite 50#129, Malibu, CA. 90265	6,583,335 shares	0	100%
Common Stock	All directors and officers as a group (1 person)	6,583,335 shares	0	100%

(1)	Does not include any shares of common stock that may be sold under our offering of up to 666,666 shares of common stock in exchange for $15.00 per share pursuant to Rule 506(c).

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have licensed certain patents, trademarks, copyrights and other intellectual property rights from Sondors Global, LLC, a California limited liability company, which is wholly owned by Storm Sondors, our sole officer and director.

We purchase our electric bikes and certain components from Sondors, Inc., a California corporation (“Sondors Manufacturing”), which is wholly owned by Storm Sondors, and for which Storm Sondors serves as the sole officer and director. All purchases are for cost plus up to 5%.

SECURITIES BEING OFFERED

We are offering Common Stock to investors in this offering.

Our authorized capital stock consists of 20,000,000 shares of Common Stock, $0.0001 par value per share. As of May 1, 2017, we had 6,583,335 shares of Common Stock outstanding and are offering 666,666 shares for sale in our Rule 506(c) offering at a purchase price of $15.00 per share, or an aggregate consideration of $9,999,990, if fully subscribed.

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

SONDORS, INC.

FINANCIAL STATEMENTS

AS OF

MARCH 15, 2017

Together with Independent Auditors’ Report

Sondors, Inc.

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Sondors, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Sondors, Inc. (the “Company”) (a Delaware corporation), which comprise the balance sheet as of March 15, 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from March 15, 2017 (Inception) to March 15, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors, Inc. as of March 15, 2017, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon
Newport Beach, California
April 14, 2017

SONDORS, INC.

BALANCE SHEET

March 15, 2017 (Inception)
Assets
Current assets
Cash	$-
Current assets	-

Total assets	$-

Liabilities and Stockholder's Equity
Total liabilities	$-

Commitments and contingencies (Note 4)

Stockholder's Equity
Common stock, par value $0.0001, 20,000,000 shares authorized, 6,583,335 shares issued and outstanding	658
Subscription receivable	(658)
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$-

See accompanying notes to the financial statements.

SONDORS, INC.

STATEMENT OF OPERATIONS

March 15, 2017 (Inception)

Revenues	$-

Operating Expenses -
General, sales and administrative	-
Total operating expenses	-

Net income	$-

See accompanying notes to the financial statements.

SONDORS, INC.

STATEMENT OF STOCKHOLDER’S EQUITY

	Common stock
	Shares	Amount	Subscription Receivable	Retained Earnings	Total Stockholder's Equity
March 15, 2017 (Inception)	-	$-	$-	$-	$-
Issuance of founder shares	6,583,335	658	(658)	-	-
Net income	-	-	-	-	-
March 15, 2017	6,583,335	$658	$(658)	$-	$-

See accompanying notes to the financial statements.

SONDORS, INC.

STATEMENT OF CASH FLOWS

March 15, 2017 (Inception)

Cash Flows from Operating Activities:
Net income	$-
Net cash used in operating activities	-

Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-
Cash paid for income taxes	$-

Non cash investing and financing activities:
Subscriptions' receivable for founders' shares	$658

See accompanying notes to the financial statements.

SONDORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Sondors, Inc. was incorporated on March 15, 2017 (“Inception”) in the State of Delaware. The financial statements of Sondors, Inc. (the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s headquarters are located in Malibu, California.

We were formed to market and sell the existing line of Sondors brand (“SONDORS”) electric bikes and to design, market and sell new models, pursuant to a royalty free license granted by Sondors Global, LLC, a related party entity, which holds the patents, trademarks and other intellectual property for SONDORS electric bikes.  We will purchase our electric bikes, components and accessories from an affiliated entity, Sondors, Inc., a California corporation (“Sondors Production”), for cost plus up to 5%, subject to a finalized agreement . Sondors Production has a license from Sondors Global, LLC, to manufacture SONDORS electric bikes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 15, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

SONDORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations.  The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: federal and state regulations governing electric bikes and consumer electronics, consumer demand for electric bikes, change in consumer tastes, delays in procurement of product, and technological advances in our industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

The Company applies Accounting Standards Codification (“ASC”) 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended March 15, 2017, the Company had no dilutive securities outstanding.

SONDORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance by the Company is not expected to have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU but does not expect the adoption of this guidance to have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company’s financial statements.

NOTE 3 – GOING CONCERN

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities and only recently commenced operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

SONDORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

During the next twelve months, the Company intends to fund its operations with funding from our anticipated Regulation Crowdfunding campaign, and if needed additional debt and/or equity financings.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 – STOCKHOLDER'S EQUITY

Common Stock

At Inception, the Company has authorized the issuance of 20,000,000 shares of common stock, each having a par value of $0.0001 and has no preferred stock.

On March 15, 2017, the Company issued 6,583,335 shares to our founder in exchange for $658. The amount is shown as a subscription receivable as the funds have yet to be remitted.

NOTE 6 – SUBSEQUENT EVENTS

On April 12, 2017 the Company entered into an agreement with a related party for certain intellectual property rights related to SONDORS electric bikes. Such intellectual property includes copyright rights, patent rights, trademarks, trade names, domain names, rights of priority and trade secrets. Simultaneously, the Company entered into an exclusive, worldwide non-transferable, non-sublicensable and royalty free license agreement with the same related party, to exploit the licensed rights. The agreement is perpetual with termination provisions based on material breach of the agreement or the Company’s insolvency.

The Company has evaluated subsequent events that occurred after March 15, 2017 through April 14, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements.